Exhibit 99.2

BARCLAYS BANK PLC

Preliminary Results Announcement 2009

Extracts from the Results Announcement of Barclays Bank PLC, published on February 16th 2010, are provided on pages 1 to 5.

Barclays Bank PLC - 2009 Results

BARCLAYS BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167

Barclays Bank PLC - 2009 Results

Consolidated Summary Income Statement

		Year Ended 31.12.09			Year Ended 31.12.08
	Notes	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
		£m	£m	£m	£m	£m	£m
Net interest income		11,669	33	11,702	11,415	—	11,415
Net fee and commission income		8,418	1,759	10,177	6,491	1,916	8,407

Net trading income/(loss)		6,994	1	6,995	1,270	(10)	1,260
Net investment income		283	66	349	680	—	680
Principal transactions		7,277	67	7,344	1,950	(10)	1,940

Net premiums from insurance contracts		1,172	—	1,172	1,090	—	1,090
Other income		1,389	4	1,393	444	10	454
Total income		29,925	1,863	31,788	21,390	1,916	23,306

Net claims and benefits incurred on insurance contracts		(831)	—	(831)	(237)	—	(237)
Total income net of insurance claims		29,094	1,863	30,957	21,153	1,916	23,069
Impairment charges and other credit provisions		(8,071)	—	(8,071)	(5,419)	—	(5,419)
Net income		21,023	1,863	22,886	15,734	1,916	17,650

Operating expenses		(16,712)	(1,137)	(17,849)	(13,387)	(975)	(14,362)

Share of post-tax results of associates and joint ventures		34	—	34	14	—	14
Profit on disposal of subsidiaries, associates and joint ventures		188	—	188	327	—	327
Gains on acquisitions		26	—	26	2,406	—	2,406
Profit before tax and disposal of discontinued operations		4,559	726	5,285	5,094	941	6,035
Profit on disposal of discontinued operations		—	6,331	6,331	—	—	—
Profit before tax		4,559	7,057	11,616	5,094	941	6,035
Tax		(1,047)	(280)	(1,327)	(449)	(337)	(786)
Profit after tax[1]		3,512	6,777	10,289	4,645	604	5,249

Attributable to
Equity holders of the parent		3,228	6,765	9,993	4,259	587	4,846
Non-controlling interests		284	12	296	386	17	403
		3,512	6,777	10,289	4,645	604	5,249

1	Includes profit after tax from discontinued operations including gain on disposal of Barclays Global Investors

Barclays Bank PLC - 2009 Results	1

Consolidated Statement of Comprehensive Income

	Year Ended 31.12.09 £m	Year Ended 31.12.08 £m
Profit after tax	10,289	5,249

Other Comprehensive Income
Continuing operations
Currency translation differences	(853)	2,233
Available for sale financial assets	1,320	(1,577)
Cash flow hedges	165	376
Other	(1)	(56)
Tax relating to components of other comprehensive income	(26)	851
Other comprehensive income for the year, net of tax from continuing operations	605	1,827
Other comprehensive income for the year, net of tax from discontinued operations	(58)	114
Total comprehensive income for the year	10,836	7,190

Attributable to:
Equity holders of the parent	10,286	6,654
Non-controlling interests	550	536
Total comprehensive income for the year	10,836	7,190

Barclays Bank PLC - 2009 Results	2

Consolidated Summary Balance Sheet

Assets	As at 31.12.09	As at 31.12.08
	£m	£m
Cash and balances at central banks	81,483	30,019
Items in the course of collection from other banks	1,593	1,695
Trading portfolio assets	151,395	185,646
Financial assets designated at fair value:
- held on own account	41,311	54,542
- held in respect of linked liabilities to customers under investment contracts	1,257	66,657
Derivative financial instruments	416,815	984,802
Loans and advances to banks	41,135	47,707
Loans and advances to customers	420,224	461,815
Available for sale financial investments	56,651	65,016
Reverse repurchase agreements and cash collateral on securities borrowed	143,431	130,354
Goodwill and intangibles	8,795	10,402
Property, plant and equipment	5,626	4,674
Deferred tax assets	2,303	2,668
Other assets	7,129	7,032
Total assets	1,379,148	2,053,029

Liabilities	As at 31.12.09	As at 31.12.08
	£m	£m
Deposits from banks	76,446	114,910
Items in the course of collection due to other banks	1,466	1,635
Customer accounts	322,455	335,533
Trading portfolio liabilities	51,252	59,474
Financial liabilities designated at fair value	86,202	76,892
Liabilities to customers under investment contracts	1,679	69,183
Derivative financial instruments	403,416	968,072
Debt securities in issue	135,902	153,426
Repurchase agreements and cash collateral on securities lent	198,781	182,285
Subordinated liabilities	25,816	29,842
Deferred tax liabilities	470	304
Other liabilities	16,564	17,899
Total liabilities	1,320,449	2,009,455

Shareholders’ Equity
Shareholders’ equity excluding non-controlling interests	55,925	41,202
Non-controlling interests	2,774	2,372
Total shareholders’ equity	58,699	43,574

Total liabilities and shareholders’ equity	1,379,148	2,053,029

Barclays Bank PLC - 2009 Results	3

Consolidated Statement of Changes in Equity

2009	Share capital and share premium	Other Reserves	Retained earnings	Total	Non-controlling interests	Total equity
	£m	£m	£m	£m	£m	£m
Balance at 1st January 2009	14,458	4,287	22,457	41,202	2,372	43,574
Profit after tax	—	—	9,993	9,993	296	10,289
Other comprehensive income:
Currency translation differences	—	(1,138)	—	(1,138)	285	(853)
Available for sale financial assets	—	1,334	—	1,334	(14)	1,320
Cash flow hedges	—	194	—	194	(29)	165
Tax relating to components of other comprehensive income	—	(209)	171	(38)	12	(26)
Other	—	—	(1)	(1)	—	(1)
Other comprehensive income net of tax from discontinued operations	—	(75)	17	(58)	—	(58)
Total comprehensive income	—	106	10,180	10,286	550	10,836
Issue of new ordinary shares	25	—	—	25	—	25
Issue of new preference shares	—	—	—	—	—	—
Equity settled share schemes	—	—	298	298	—	298
Vesting of Barclays PLC shares under share-based payment schemes	—	—	(80)	(80)	—	(80)
Capital injection from Barclays PLC	—	—	4,850	4,850	—	4,850
Dividends paid	—	—	(103)	(103)	(132)	(235)
Dividends on preference shares and other shareholders equity	—	—	(599)	(599)	—	(599)
Net increase/decrease in non-controlling interest arising on acquisitions, disposals and capital issuances	—	—	—	—	(82)	(82)
Other	11	(51)	86	46	66	112
Balance at 31st December 2009	14,494	4,342	37,089	55,925	2,774	58,699

2008
Balance at 1st January 2008	13,133	2,517	14,222	29,872	1,949	31,821
Net profit for the year	—	—	4,846	4,846	403	5,249
Other comprehensive income:
Currency translation differences	—	2,174	—	2,174	59	2,233
Available for sale financial assets	—	(1,575)	—	(1,575)	(2)	(1,577)
Cash flow hedges	—	271	—	271	105	376
Tax relating to components of other comprehensive income	—	926	(46)	880	(29)	851
Other	—	—	(56)	(56)	—	(56)
Other comprehensive income net of tax from discontinued operations	—	124	(10)	114	—	114
Total comprehensive income	—	1,920	4,734	6,654	536	7,190
Issue of new ordinary shares	16	—	—	16	—	16
Issue of new preference shares	1,309	—	—	1,309	—	1,309
Equity settled share schemes	—	—	463	463	—	463
Vesting of Barclays PLC shares under share-based payment schemes	—	—	(437)	(437)	—	(437)
Capital injection from Barclays PLC	—	—	5,137	5,137	—	5,137
Dividends paid	—	—	(1,160)	(1,160)	(134)	(1,294)
Dividends on preference shares and other shareholders equity	—	—	(502)	(502)	—	(502)
Net increase/decrease in non-controlling interest arising on acquisitions, disposals and capital issuances	—	—	—	—	4	4
Other	—	(150)	—	(150)	17	(133)
Balance at 31st December 2008	14,458	4,287	22,457	41,202	2,372	43,574

Barclays Bank PLC - 2009 Results	4

Consolidated Summary Cash Flow Statement

Reconciliation of Profit Before Tax to Net Cash Flows from Operating Activities	Year Ended 31.12.09	Year Ended 31.12.08
	£m	£m
Continuing Operations
Profit before tax	4,559	5,094
Adjustment for non-cash items	13,092	4,984
Changes in operating assets and liabilities	24,946	23,666
Tax paid	(1,176)	(1,398)
Net cash from operating activities	41,421	32,346
Net cash from investing activities	12,260	(8,662)
Net cash from financing activities	(610)	13,479
Net cash from discontinued operations	(376)	(6,018)
Effect of exchange rates on cash and cash equivalents	(2,864)	286
Net increase in cash and cash equivalents	49,831	31,431
Cash and cash equivalents at beginning of period	64,509	33,078
Cash and cash equivalents at end of period	114,340	64,509

Barclays Bank PLC - 2009 Results	5